Exhibit 99.1

Immuron CEO, Steven Lydeamore participation in Maxim Virtual Healthcare Conference - addendum

Melbourne, Australia, October 16, 2024: Immuron Limited (ASX: IMC; NASDAQ: IMRN) is pleased to advise our Chief Executive Officer, Steven Lydeamore will be participating in a fireside chat at the Maxim Virtual Healthcare Conference on Wednesday 16th October 2024 (4.30pm U.S. Eastern time).

A copy of the presentation covering information being discussed is included below.

This addendum replaces the corresponding announcement released earlier today, which inadvertently omitted a number of slides from the presentation.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT:

Steven Lydeamore

Chief Executive Officer

steve@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

Travelers’ diarrhea (TD)

TD is generally defined as the passage of ≥ 3 unformed stools per 24 hours plus at least one additional symptom (such as nausea, vomiting, abdominal cramps, fever, blood/mucus in the stools, or fecal urgency) that develop while abroad or within 10 days of returning from any resource-limited destinations (Leung et al., 2006). Diarrhea continues to be the most frequent health problem among travelers to destinations in lower- and middle-income regions (Steffen, 2017). Deployed US military personnel, essentially representing a long-term traveller population, are particularly affected given their population dynamics and the context in which they seek care and treatment (Connor et al., 2012). Diarrhea is the leading infectious disease threat to the overall health and preparedness of deployed US armed forces, with diarrheagenic E. coli, Campylobacter spp., and Shigella spp. among the most commonly reported etiologies (Riddle et al., 2006).

Immuron Platform Technology

Immuron’s proprietary technology is based on polyclonal immunoglobulins (IgG) derived from engineered hyper-immune bovine colostrum. Immuron has the capability of producing highly specific immunoglobulins to any enteric pathogen and our products are orally active. Bovine IgG can withstand the acidic environment of the stomach and is resistant to proteolysis by the digestive enzymes found in the Gastrointestinal (GI) tract. Bovine IgG also possesses this unique ability to remain active in the human GI tract delivering its full benefits directly to the bacteria found there. The underlying nature of Immuron’s platform technology enables the development of medicines across a large range of infectious diseases. The platform can be used to block viruses or bacteria at mucosal surfaces such as the Gastrointestinal tract and neutralize the toxins they produce.

IMM-124E (Travelan®)

IMM-124E was developed using Immuron’s platform technology. IMM-124E is produced from the colostrum of birthing cattle that have been immunised during pregnancy with a vaccine containing the outer antigens of multiple human derived ETEC. A total of 13 ETEC strains are used in the vaccine to produce high levels of antibodies against selected surface antigens from the most common strains of ETEC.

The resultant hyperimmune colostrum IMM-124E from ETEC vaccinated cows contains significant levels of polyclonal antibodies specific for ETEC antigens LPS, CFA-I and Flagellin (Sears et al., 2017).

The antibodies produced in IMM-124E have been found to have a stronger binding and neutralizing activity (than the antibodies of unvaccinated cattle) against a wide range of LPS antigens including both the variable O-polysaccharide region and the preserved oligosaccharide core ‘R’ region of LPS from the 13 serotypes used in the ETEC vaccine.

IMM-124E is manufactured into a tablet form referred to as Travelan®.

IMM-529

Immuron is developing IMM-529 as an adjunctive therapy in combination with standard of care antibiotics for the prevention and/or treatment of recurrent Clostridioides difficile infection (CDI). IMM-529 antibodies targeting Clostridioides difficile (C. diff) may help to clear CDI infection and promote a quicker re-establishment of normal gut flora, providing an attractive oral preventative for recurrent CDI.

Immuron is collaborating with Dr. Dena Lyras and her team at Monash University, Australia to develop vaccines to produce bovine colostrum-derived antibodies. Dairy cows were immunised to generate hyperimmune bovine colostrum (HBC) that contains antibodies targeting three essential C. diff virulence components. IMM-529 targets Toxin B (TcB), the spores and the surface layer proteins of the vegetative cells.

This unique 3-target approach has yielded promising results in pre-clinical infection and relapse models, including (1) Prevention of primary disease (80% P =0.0052); (2) Protection of disease recurrence (67%, P <0.01) and (3) Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Importantly IMM-529 antibodies cross-react with whole cell lysates of many different human strains of C. diff including hypervirulent strains.

To our knowledge, IMM-529 is, to date, the only investigational drug that has shown therapeutic potential in all three phases of the disease (Hutton et al., 2017).

References

Connor P, Porter CK, Swierczewski B and Riddle MS. Diarrhea during military deployment: current concepts and future directions. Curr Opin Infect Dis. 25(5): 546-54; 2012.

Hutton, M.L., Cunningham, B.A., Mackin, K.E. et al. Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative. Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598-017-03982-5

Leung AK, Robson WL, Davies HD. Travelers’ diarrhea. Adv Ther. Jul-Aug; 23(4): 519-27; 2006

Otto W, Najnigier B, Stelmasiak T and Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhea caused by enterotoxigenic Escherichia coli in volunteers Scandinavian Journal of Gastroenterology 46: 862– 868; 2011.

Riddle MS, Sanders JW, Putnam SD, and Tribble DR. Incidence, etiology, and impact of diarrhea among long-term travelers’ (US military and similar populations): A systematic review. American Journal of Tropical Medicine and Hygiene. 74(5): 891-900; 2006.

Sears KT, Tennant SM, Reymann MK, Simon R, Konstantopolos N, Blackwelder WC, Barry EM and Pasetti MF. Bioactive Immune Components of Anti-Diarrheagenic Enterotoxigenic Escherichia coli Hyperimmune Bovine Colostrum products. Clinical and Vaccine Immunology. 24 (8) 1-14; 2017.

Steffen R. Epidemiology of travelers’ diarrhea. J Travel Med. 24(suppl_1): S2-S5; 2017.

For more information visit: https://www.immuron.com.au/ and https://www.travelan.com

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FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition, and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions, or circumstances on which any such statement is based, except as required by law.

Confidential 16 October 2024 Steven Lydeamore Chief Executive Officer Maxim Virtual Healthcare Conference NASDAQ: IMRN ASX: IMC

Certain statements made in this presentation are forward - looking statements and are based on Immuron’s current expectations, estimates and projections. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “guidance” and similar expressions are intended to identify forward - looking statements. Although Immuron believes the forward - looking statements are based on reasonable assumptions, they are subject to certain risks and uncertainties, some of which are beyond Immuron’s control, including those risks or uncertainties inherent in the process of both developing and commercializing technology. As a result, actual results could materially differ from those expressed or forecasted in the forward - looking statements. The forward - looking statements made in this presentation relate only to events as of the date on which the statements are made. Immuron will not undertake any obligation to release publicly any revisions or updates to these forward - looking statements to reflect events, circumstances or unanticipated events occurring after the date of this presentation except as required by law or by any appropriate regulatory authority. SAFE HARBOR STATEMENT YTD FY2025 results in this presentation are subject to audit review.

3 Executive summary Immuron Ltd (NASDAQ:IMRN) (ASX:IMC) is a globally integrated biopharmaceutical company focused on developing, and commercialising, oral immunotherapeutics for the treatment of gut mediated diseases Two commercially available oral immunotherapeutic products – Travelan® and Protectyn® 3 clinical programs: Travelan®(IMC: Phase 2 CHIM trial), Travelan®(USU: Phase 4 field study), IMM - 529 (IMC: preparing IND, Phase 2 trial) 3 as of 14 October 2024 Travelan® (IMM - 124E) Phase 2 CHIM trial topline results; Pharmaron presentation at International Conference Travelan® (IMM - 124E) Travelan® Uniformed Services University IMM - 124E Phase 4 trial recruited ~85% of 866 CampETEC Phase 2 clinical trial topline results announced; NMRC presentation at International Conference U.S. Department of Defense Research Award for NMRC and WRAIR to develop an enhanced formulation of Travelan® IMM - 529 Immuron completes pre - IND meeting with FDA on the development of IMM - 529 Sales 1 July 24 to 30 September 24 of A$1.5 million up 13% on prior quarter (unaudited) North American Travelan® sales A$0.5 million up 48% on prior quarter (unaudited) Evaluating options to enter international markets Evaluating options to add to marketed products portfolio Major Shareholders Financial Snapshot 229,145,429 Shares on Issue 13,931,756 Total Options IMC: A$0.082 Last Traded Price IMC: A$0.17/0.065 IMRN: $5.96/1.481 52 week High/Low IMC: A$18.8m Market Cap A$11.7m Cash & Cash Equivalents (as at 30 June 2024) % of CSO Units Holder 33.8% 77,385,904 BNY Mellon Asset Management 2.4% 5,500,000 Authentics Australia Pty. Ltd. 1.7% 3,846,712 Grandlodge 1.4% 3,101,153 Management & Board Company Overview Business Update Results & Outlook

4 Travelan® continued strong sales growth Global + Q1 FY2025 AUD$1.5 million up 13% on prior quarter Australia + Q1 2025 AUD$1.0 million up 3% on prior quarter + Secured core ranging in another nine pharmacy banner groups North America + Q1 2025 AUD$0.5 million up 48% on prior quarter + Strongest monthly sales on amazon.com + Secured distribution in ten pharmacy/grocery retailers in Canada

5 Market Phase III Phase II Phase I Partner Compound or brand name Travelan® Market Phase III Phase II Phase I Indication Compound or brand name Travelers’ Diarrhea ETEC challenge IMM - 124E Travelan® Clostridioides difficile Infection & Recurrence IMM - 529 Uniformed Services University Immuron’s Clinical Programs Status of product portfolio and key milestones Travelan® P2TD Field study Uniformed Services University Phase 2 randomized clinical trial with Travelan® /Placebo to evaluate prophylactic effectiveness during deployment or travel to a high TD risk region Status ~85% of participants have been recruited (866 target) Anticipated topline results – April 2025 CampETEC NMRC Campylobacter and enterotoxigenic E. coli product Manufactured by Immuron for NMRC Top - line data reported 4 October 2024 Travelan® MTEC 21 - 10 - 013 grant Phase 2 randomized clinical challenge study to examine a dosing regimen for Travelan® more suited to the military IMM - 124E (Travelan®) IND 29087 FDA approval Dec 22 Clostridioides difficile IMM - 529 Prevention of recurrent CDI infections Vaccine (spores, vegetative cells, and Toxin B) 600mg solid dose active formulation developed Top - line data 7 March 2024 Clinical Study Report – October 2024 Pre - IND submission to FDA – 1 July 2024 IND, clinical protocol and trial preparation in progress Collaborative studies Our Partners’ Clinical Programs

IMMURON’S CLINICAL PROGRAMS – OPPORTUNITY ASSESSMENT Corporate › Immuron’s development of IMM - 124E (hyperimmune bovine colostrum) as a prescription medication has the potential to address this unmet need › Primary care physicians (PCP)s impressed with clinical efficacy endpoint targets demonstrating > 80% protection against the development of diarrhea. › If IMM - 529 can achieve a significant reduction in recurrences among patients with CDI, it can reach peak revenues of ~ US$400 million in USA › Based on new information about the overall CDI market and IMM - 529’s potential to be used earlier in the treatment algorithm (based on approvals for treatment and prevention of recurrence) › Derived wholly from secondary research, price target increased to Vowst level, as a second mover IMM - 529 is projected to reach a 30% share of the advanced treatment market Lumanity* Opportunity Assessment for IMM - 124E Corporate › Infectious disease experts reacted favorably to the IMM - 529 MOA, and its unique ability to target three elements of the rCDI infection – the spores, vegetative cells, and Toxin B › Non - microbiome approaches (such as IMM - 529) are still appealing to experts, who noted that clinical trial efficacy (reduction in relapse rate) and cost/access will be the key drivers of clinical use in recurrent patients, not mechanism of action › Based on the estimated market size, anticipated payer restrictions, pricing, and competition, base case yearly revenue in USA for IMM - 529 is conservatively projected at US$93M for the target patient population (limited to 2nd recurrence and later based on trial design and payer coverage) › Positioning IMM - 529 earlier than second recurrence and/or efficacy targets could lead to higher uptake. Lumanity Opportunity Assessment for IMM - 529 Market Phase III Phase II Phase I Indication Compound or brand name Traveler’s Diarrhea ETEC challenge IMM - 124E - Travelan® Clostridioides difficile Infection (CDI) & Recurrence IMM - 529 Lumanity, a leading lifescience consulting company: https://lumanity.com/company/our - story/ Updated Revenue Estimate for IMM - 529

WORLD FIRST TRIPLE MECHANISM OF ACTION FOR CDI IMM - 529: pre - IND filed with FDA July 2024; successful pre - IND meeting IMM - 529 will be indicated for the treatment of recurrent C. difficile infection Indication / Target Population • Novel antibody - containing therapeutic which neutralizes C. difficile but does not impact the microbiome • Targets not only toxin B but also spores and vegetative cells responsible for recurrence • Potential for use in combination with standard of care (e.g. vancomycin , fidaxomicin ) • Targets many isolates Product Description / Mechanism of Action • Oral administration, 3 x daily • Trial to test safety 7 - day treatment course on top of standard of care (vancomycin , fidaxomicin ) Dosage and ROA 1. Prevention of primary disease (80% P =0.0052) 2. Protection of disease recurrence (67%, P <0.01) and 3. Treatment of primary disease (78.6%, P<0.0001; TcB HBC). Efficacy • To be evaluated in Phase 2 study • Equivalent or better than current standard of care Safety / Tolerability

8 Positive results support Travelan® progress to phase 3 Travelan® topline clinical trial results demonstrate protective efficacy with single daily dose. IMM - 124E Phase 2 + Healthy volunteers were recruited and randomized to receive a single daily oral dose of 1200 mg of Travelan® or placebo. Dosing commenced 2 days prior to challenge with ETEC strain H10407 and continued for 7 days. + 60 subjects completed the inpatient challenge component of this current clinical study. + 36.4% protective efficacy against Enterotoxigenic Escherichia coli (ETEC) induced moderate to severe diarrhea was observed in the Travelan® group compared to the Placebo group (primary endpoint) even though the attack rate for this study was 37%, much lower than the planned 70%. + The attack rates on previous Phase 2 (Otto et al. 2011) were 73% and 86% with protective efficacy of 90.9% and 76.7%. + 43.8% reduction in diarrhea of any severity in the Travelan® group compared to the Placebo group during the 5 - day period post challenge which is approaching statistical significance; p=0.066 + The number of cumulative adverse events per participant in the Travelan® group (58) was statistically significantly lower than the Placebo group (109); p<0.05. + Phase 2 clinical study data supports the excellent safety and tolerability profile of Travelan®.

9 IMM - 124E Phase 3 strategy Phase 1 clinical study (Baltimore, 1996) Phase 2 clinical study (Poland, 2000) FDA 1 IND 2 approval (December 2022) Phase 2 clinical study (Baltimore, 2024) Additional topline data analysis August 2024 Clinical Study Report anticipated October 2024 End of Phase 2 FDA meeting FDA meeting – Phase 3 clinical protocol Initiate Phase 3 Trial duration ~ 2 years End of Phase 3 FDA meeting BLA 3 submission Pre 2H 2024 1H 2025 2H 2025 Post + The pivotal registration studies is anticipated to involve two randomized, double - blind, parallel - group, placebo - controlled Phase 3 clinical studies (drug substance IMM - 124E) to assess the efficacy and safety of Travelan® for prevention of traveler’s diarrhea (TD) + Anticipated enrolment of approximately 1200 healthy adult subjects (600 subjects in two studies) traveling to regions with high TD risk. + Subjects anticipated to be randomized 1:1 to receive Travelan® or placebo. + Dosing anticipated to begin 3 days prior to arrival in country and for at least 14 days in country. + The primary endpoint requested will be traveler’s diarrhea. 1. U.S. Food and Drug Administration; 2. Investigational New Drug; 3. Biologics License Application

10 Scientific references Travelan® (IMM - 124E) Scandinavian Journal of Gastroenterology, 46:7 - 8, 862 - 868, DOI: 10.3109/00365521.2011.574726 Travelan® has been shown to reduce both the incidence and severity of ETEC - induced diarrhea in up to 90% of volunteers Military Health System Research Symposium 14 - 17 Aug 2023_Abstract 1 Clinical Evaluation of Travelan® an Oral Prophylactic for Prevention of Travelers’ Diarrhea in Active Duty Military Service Assigned Abroad. Immuron Limited, 29 April, 2011 Travelan as a broad Spectrum anti - bacterial US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 4 September, 2019 Travelan® demonstrates broad reactivity to Vibrio cholera strains from Southeast Asia indicating broad potential for prevention of traveler’s diarrhea US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 5 September, 2018 Travelan® prevented clinical shigellosis (bacillary dysentery) in 75% of Travelan® treated animals compared to placebo and demonstrated a significant clinical benefit US Department of Defense, Armed Forces Research Institute of Medical Sciences (AFRIM), 30 January, 2017 Travelan® able to bind and was reactive to 60 clinical isolates of each bacteria, Campylobacter, ETEC, and Shigella Islam D, Ruamsap N, Imerbsin R, Khanijou P, Gonwong S, Wegner MD, et al. (2023) Bioactivity and efficacy of a hyperimmune bov ine colostrum product - Travelan, against shigellosis in a non - Human primate model (Macaca mulatta). PLoS ONE 18(12): e0294021. Bioactivity and efficacy of a hyperimmune bovine colostrum product - Travelan, against shigellosis in a non - Human primate model (Macaca mulatta) Clin Vaccine Immunol 24:e00186 - 16. https://doi.org/10.1128/CVI.00186 - 16 Bioactive Immune Components of Travelan® Infect Immun. 2023 Nov; 91(11): e00097 - 23. Hyperimmune bovine colostrum containing lipopolysaccharide antibodies (IMM - 124E) has a non - detrimental effect on gut microbial communities in unchallenged mice Journal of Crohn's and Colitis, Volume 13, Issue 6, June 2019, Pages 785 – 797, https://doi.org/10.1093/ecco - jcc/jjy213 Administration of the Hyper - immune Bovine Colostrum Extract IMM - 124E Ameliorates Experimental Murine Colitis IMM - 529 Sci Rep 7, 3665 (2017). https://doi.org/10.1038/s41598 - 017 - 03982 - 5 Bovine antibodies targeting primary and recurrent Clostridium difficile disease are a potent antibiotic alternative

EMAIL: STEVE@IMMURON.COM PHONE: AUSTRALIA: +61 438 027 172 STEVEN LYDEAMORE CHIEF EXECUTIVE OFFICER IMMURON LIMITED CONTACT INFORMATION: